FALCONSTOR SOFTWARE, INC.
701 Brazos Street, Suite 400
Austin, Texas 78701

July 21, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jan Woo, Esq. and Anna Abramson, Esq. Division of Corporation Finance Office of Technology
Re:	FalconStor Software, Inc. Registration Statement on Form S-1 (No. 333-258031)

Ladies and Gentlemen:

FalconStor Software, Inc. hereby requests that the effectiveness of the above-referenced registration statement be accelerated so that it will become effective at 4:30 P.M., Eastern Time, on Thursday, July 22, 2021, or as soon as possible thereafter.

Very truly yours,

FALCONSTOR SOFTWARE, INC.

By:	/s/ Brad Wolfe
Brad Wolfe
Executive Vice President, Chief Financial Officer and Treasurer

cc: Kenneth A. Schlesinger, Esq.